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EXHIBIT 23.2



Consent of Independent Auditors


The Board of Directors
Airgas, Inc.

We consent to incorporation by reference in the registration statements (Nos. 33-25419 and 33-64058) on Form S-8 of Airgas, Inc. of our report dated June 12, 1997 relating to the statements of net assets available for benefits of Airgas, Inc. 401(k) Plan as of December 31, 1996 and 1995, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996 and the related supplemental schedule of assets held for investment purposes and schedule of reportable transactions as of December 31, 1996, which report is included in the December 31, 1996 Annual Report on Form 11-K of Airgas, Inc. 401(k) Plan.



KPMG Peat Marwick LLP


Philadelphia, Pennsylvania
June 25, 1997

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